Exhibit 4.20

Amendment Number Five to the

North Fork Bancorporation, Inc.

401(k) Retirement Savings Plan

The North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (as amended and restated generally effective as of January 1, 2002) (the “Plan”) is hereby amended in the following respects, effective as of the dates specified.

1. Effective January 1, 2005, Section 1.14 of the Plan is hereby amended to add the following new paragraphs to the end of Section 1.14, “Compensation” to read as follows:

“Notwithstanding the foregoing, effective January 1, 2005, for all Participants who are Employees of the following entities:

(a) GreenPoint Mortgage Funding, Inc. who are classified by GreenPoint Mortgage Funding, Inc. as Account Executives, Mortgage Specialists, Area Managers, National Account Managers, Loan Advisors, Regional Managers, Branch Sales Managers, Retail Sales Managers, Manager - Correspondent Lending, GRPT Express Sales Manager, Loan Production Managers, GPX Branch Manager, Correspondent Account Representatives, or any successor job classification; and

(b) GreenPoint Mortgage Funding, Inc. who are classified by GreenPoint Mortgage Funding, Inc. as Management – Secondary Marketing, or any successor job classification,

“Compensation” means a Participant’s draw/base pay plus commissions/incentive compensation to the extent includible in the Participant’s wages as defined in Section 3401(a) of the Code, subject to the following inclusions and exclusions:

(i)	including Employer contributions made pursuant to a compensation reduction agreement which are not includible in the gross income of a Participant under Sections 125, 132(f)(4), 402(a)(8), 402(h) or 403(b) of the Code;

(ii)	excluding the value of any qualified or non-qualified stock option granted to the Participant by his or her Employer to the extent such value is includible in the Participant’s taxable income;

(iii)	excluding reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, employer-provided incentive compensation (except as provided above), and welfare benefits;

(iv)	excluding any amount in excess of $100,000 for Plan Years beginning on and after January 1, 2005 except that with respect to Employees of GreenPoint Mortgage Funding, Inc. described in (b) above who are classified by GreenPoint Mortgage Funding, Inc. as Management –Secondary Marketing, or any successor job classification, the foregoing limitation shall be $150,000 for Plan Years beginning on or after January 1, 2005.”

2. Effective January 1, 2005, Article II of the Plan is hereby amended to add the following sentence to the end of Section 2.22 to read as follows:

“Service from the date of such Employees’ initial employment with GreenPoint Financial Corp. or any of its affiliates will be credited to such Employees for purposes of satisfying the eligibility requirements of Article II.”

3. Effective January 1, 2005, Section 9.2(b) of the Plan is hereby amended to add the following new sentence immediately following the first paragraph to read as follows:

“For purposes of determining the maximum amount that a Participant may borrow from the Plan under subsection (b)(ii) above, the amount of any outstanding loans under any plans maintained by the Employer or any member of the Controlled Group, including the GreenPoint 401(k) Savings Plan, shall be aggregated with the amount of any outstanding loan(s) that the Participant may take under this Plan.”

IN WITNESS WHEREOF, NORTH FORK BANCORPORATION, Inc. has caused this Amendment to be executed by its duly authorized officer effective as of the dates above referenced.

NORTH FORK BANCORPORATION, INC.

Date Signed: December 31, 2004

By:	/s/ Daniel Healy
Daniel Healy Executive Vice President and Chief Financial Officer

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